SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                              Mac-Gray Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    554153106
                                 (CUSIP Number)

                                Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                       462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 13, 2013
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP No. 554153106                   13D                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS

      RIVER ROAD ASSET MANAGEMENT, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   825,869
    SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 NONE
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER              1,337,419
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,337,419
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

IOWA
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
    SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 825,869
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,337,419
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,337,419
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA INVESTORS HOLDINGS LTD

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
    SHARES              --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 825,869
   OWNED BY             --------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,337,419
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,337,419
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 5 of 11 Pages


--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA GROUP HOLDINGS LIMITED

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
   SHARES               --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 825,869
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,337,419
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,337,419
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 6 of 11 Pages


--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA PLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER                   NONE
   SHARES               --------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER                 825,869
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER              NONE
  REPORTING             --------------------------------------------------------
 PERSON WITH            10    SHARED DISPOSITIVE POWER            1,337,419
--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,337,419
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON

CO, HC
--------------------------------------------------------------------------------

CUSIP No. 554153106                   13D                    Page 7 of 11 Pages


ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Mac-Gray Corporation (the "Issuer"). The principle executive office of the Issuer is located at the following address:

Mac-Gray Corporation
404 Wyman Street, Suite 400
Waltham, Massachusetts 02451-1212

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

(a)   The name of the persons filing are:
      RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM"),
      AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC. ("AINAH"),
      AVIVA INVESTORS HOLDINGS LTD ("AIHL").
      AVIVA GROUP HOLDINGS LIMITED ("AGHL"), AND
      AVIVA PLC ("AVIVA"),
      (COLLECTIVELY, THE "FILERS").

(b)   The business address of the Filers is as follows:
      FOR RRAM:  462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202
      FOR AINAH: 215 10TH STREET, SUITE 1000, DES MOINES, IA 50309
      FOR AIHL:  NO. 1 POULTRY, LONDON, ENGLAND, EC2R 8EJ
      FOR AGHL AND AVIVA: AVIVA plc, ST HELEN'S, 1 UNDERSHAFT, LONDON EC3P 3DQ


(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other in which such employment is conducted:
      RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR. AINAH IS 100% OWNER OF RRAM. AIHL IS 100% OWNER OF AINAH. AGHL IS 100% OWNER OF AIHL. AVIVA IS 100% OWNER OF AGHL.


      THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILERS ARE SET FORTH IN EXHIBIT A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

(d) During the last five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:
      RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE. AINAH IS ORGANIZED UNDER THE LAWS OF IOWA.

      AIHL, AGHL, AND AVIVA ARE ORGANIZED UNDER THE LAWS OF ENGLAND AND WALES.

CUSIP No. 554153106                   13D                    Page 8 of 11 Pages


      THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILERS WHO IS A NATURAL PERSON IS SET FORTH IN EXHIBIT A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $37,035,995.05.

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filers may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filers may discuss such matters with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filers materially modifying its ownership of the Stock. The Filers may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filers do not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer, and any Reporting Person that is registered as an investment company under the Investment Company Act of 1940, as amended, will participate in such a transaction only following receipt of an exemption from the Securities and Exchange Commission under Rule 17d-1 promulgated under the Investment Company Act of 1940, as amended, if required, and in accordance with other applicable law. Certain officers of RRAM and/or the Filers did send letters on January 11, 2008 and on November 14, 2007 to Stewart G. MacDonald, Jr. and the Issuer's Board of Directors, as well as on September 17, 2007 and on September 6, 2007 to Stewart G. MacDonald, Jr. urging them to hire an independent advisory firm to explore strategic options, including the sale of the Issuer, in order to maximize shareholder value and to report its findings to all shareholders. Copies of those letters were attached as Exhibits A, B, C, and D in RRAM's initial Schedule 13D filed with the SEC on January 11, 2008.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 14,647,638 shares of Common Stock of the Issuer outstanding as of May 6, 2013, the Filers may be deemed to beneficially own 1,337,419, or 9.1%, of the Issuer's outstanding shares of Common Stock.

(b) The Filers have the sole power to vote or direct the vote of 825,869 shares of Stock and to dispose or direct the disposition of 1,337,419 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers during the sixty days prior to May 13, 2013 (date range: March 14, 2013 through May 13, 2013):

CUSIP No. 554153106                   13D                    Page 9 of 11 Pages

                                              (4) PRICE
                            (3) NUMBER OF     PER SHARE      (5) HOW
                          SHARES OF COMMON    OF COMMON   TRANSACTED -
 (1) NAME     (2) DATE          STOCK           STOCK      SELL OR BUY           WHERE TRANSACTED

  RRAM        3/14/2013          1,500        12.47        Sell      RRAM Principal Place of Business

  RRAM        3/25/2013            440        12.98        Buy       RRAM Principal Place of Business

  RRAM        3/25/2013            330        12.98        Buy       RRAM Principal Place of Business

  RRAM        4/8/2013           1,180        12.40        Buy       RRAM Principal Place of Business

  RRAM        4/8/2013             730        12.40        Buy       RRAM Principal Place of Business

  RRAM        4/8/2013              60        12.40        Buy       RRAM Principal Place of Business

  RRAM        4/26/2013            380        13.39        Buy       RRAM Principal Place of Business

  RRAM        4/26/2013            210        13.39        Buy       RRAM Principal Place of Business

  RRAM        4/26/2013             90        13.39        Buy       RRAM Principal Place of Business

  RRAM        4/29/2013          1,460        13.34        Buy       RRAM Principal Place of Business

  RRAM        5/3/2013           1,663        13.70        Buy       RRAM Principal Place of Business

  RRAM        5/6/2013             517        13.52        Buy       RRAM Principal Place of Business


The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.


(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

RRAM, AINAH, AIHL, AGHL, and Aviva entered into an Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated as of March 2, 2011 (the "Agreement"). Under the Agreement, RRAM was appointed agent and attorney-in-fact to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended. The Agreement will terminate in the event that a statement terminating the Agreement is filed with the Securities and Exchange Commission. The Agreement was attached as Exhibit B in RRAM's first amendment to Schedule 13D filed with the SEC on March 4, 2011.

CUSIP No. 554153106                   13D                    Page 10 of 11 Pages


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

CUSIP No. 554153106                   13D                    Page 11 of 11 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2013            RIVER ROAD ASSET MANAGEMENT, LLC,
                        a Delaware limited liability company

                           /s/ Thomas D. Mueller
                           ---------------------------------------
                           By: Thomas D. Mueller,
                           Chief Operating Officer and Chief Compliance Officer

                        AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

                           /s/ Andra C.  Purkalitis
                           ---------------------------------------
                           By: Andra C.  Purkalitis
                               Director and Officer

                        AVIVA INVESTORS HOLDINGS LTD
                        a limited liability company organized under the laws of England and Wales

                           /s/ Wendy Helena Sarsted
                           ---------------------------------------
                           By: Wendy Helena Sarsted
                               Attorney/Authorised Signatory

                        AVIVA GROUP HOLDINGS LIMITED
                        a limited liability company organized under the laws of England and Wales

                           /s/ Kathryn Baily
                           ---------------------------------------
                           By: Kathryn Baily
                               Head of Board Support and Authorised Signatory

                        AVIVA PLC
                        a public limited company organized under the laws of England and Wales

                           /s/ Kathryn Baily
                           ---------------------------------------
                           By: Kathryn Baily
                               Head of Board Support and Authorised Signatory

                                                                       Exhibit A

The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers are set forth in Exhibit A hereto, which is incorporated herein by reference.

RIVER ROAD ASSET MANAGEMENT, LLC

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
Shircliff, James      462 S. 4th Street          Chief             Chief              United
C.                    Suite 1600                 Investment        Investment         States
                      Louisville, KY 40202       Officer           Officer


Beck, R. Andrew       462 S. 4th Street          President         President          United
                      Suite 1600                 & CEO             & CEO              States
                      Louisville, KY 40202


Sanders III,          462 S. 4th Street          Executive         Executive          United
Henry W.              Suite 1600                 Vice              Vice               States
                      Louisville, KY 40202       President         President


Cinnamond, Erik       822 North A1A Highway      Vice              Vice President     United
K.                    Ponte Vedra, FL 32082      President                            States




Forsha, Thomas S.     462 S. 4th Street          Co-Chief          Co-Chief           United
                      Suite 1600                 Investment        Investment         States
                      Louisville, KY 40202       Officer           Officer


Deuser, Greg E.       462 S. 4th Street          Chief Risk        Chief Risk         United
                      Suite 1600                 Officer           Officer            States
                      Louisville, KY 40202


Brown, J. Alex        462 S. 4th Street          Director of       Director of        United
                      Suite 1600                 Research          Research           States
                      Louisville, KY 40202

Mueller, Thomas       462 S. 4th Street          Chief             Chief              United
D.                    Suite 1600                 Compliance        Compliance         States
                      Louisville, KY 40202       Officer and       Officer and
                                                 Chief             Chief
                                                 Operating         Operating
                                                 Officer           Officer

Fiorito,              462 S. 4th Street          Director of       Director of        United
Christopher K.        Suite 1600                 Trading           Trading            States
                      Louisville, KY 40202

Robbins, L.           462 S. 4th Street          Vice              Vice               United
Michele               Suite 1600                 President of      President of       States
                      Louisville, KY 40202       Client &          Client &
                                                 Consultant        Consultant
                                                 Relations         Relations

O'Leary, Katrina      462 S. 4th Street          Vice              Vice               United
                      Suite 1600                 President of      President of       States
                      Louisville, KY 40202       Client &          Client &
                                                 Consultant        Consultant
                                                 Relations         Relations

Burnett,              462 S. 4th Street          Director of       Director of        United
Shannon M.            Suite 1600                 Client            Client             States
                      Louisville, KY 40202       Services          Services

Snyder,               462 S. 4th Street          Director          Director           United
Meagan N.             Suite 1600                 of Compliance     of Compliance      States
                      Louisville, KY 40202



Wainwright,           462 S. 4th Street          Director of       Director of        United
Robert W.             Suite 1600                 Business          Business           Kingdom
                      Louisville, KY 40202       Strategy          Strategy
                                                 Development       Development


AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------
O'Brien, Patrick      215 10th Street            Director and      Director and       United
                      Suite 1000                 Officer           Officer            States
                      Des Moines, IA 50309

Preseau, Chuck G.     215 10th Street            Director and      Director and       United
                      Suite 1000                 Officer           Officer            States
                      Des Moines, IA 50309

Purkalitisk Andra C.  215 10th Street            Director          Director           United
                      Suite 1000                 and Officer       and Officer        States
                      Des Moines, IA 50309

Neville, Patrick      No. 1 Poultry              Director          Director and       United
                      London                                       Officer            Kingdom
                      EC2R 8EJ



AVIVA INVESTORS HOLDINGS LIMITED

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------

Kyprianou, Robert     No.1 Poultry,              Independent       Non-executive      United Kingdom
Anastassis            London EC2R 8EJ            non-executive     director
                                                 director

Misselbrook, John     No.1 Poultry,              Independent       Non-executive      United Kingdom
                      London EC2R 8EJ            non-executive     director
                                                 director

Wolstenholme, Manjit  No.1 Poultry,              Independent       Non-executive      United Kingdom
                      London EC2R 8EJ            non-executive     director
                                                 director
Regan, Patrick        St Helen's,
Charles               1 Undershaft,              Director/         Chief Financial    United Kingdom
                      London EC3P 3DQ            Chairman          Officer, Aviva plc

Windsor, Jason        St Helen's,
Michael               1 Undershaft,              Director          Chief Strategy and United Kingdom
                      London EC3P 3DQ                              Development Officer,
                                                                   Aviva plc


                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------

Abberley, Paul        No.1 Poultry,
Andrew                London EC2R 8EJ            Director and      CEO (Interim),     United Kingdom
                                                 Executive         Aviva Investors

Neville, Patrick
John                  No.1 Poultry,              Director and      Chief Financial    United Kingdom
                      London EC2R 8EJ            Executive         Officer, Aviva
                                                                   Investors

Boulier,              26-28 Rue de la Pepiniere  Executive         Chief Executive-   France
Jean-Francois         Paris 75008, France                          Europe, Aviva
                                                                   Investors

Hodgson, John Gordon  No.1 Poultry,              Executive         Chief Operating    United Kingdom
                      London EC2R 8EJ                              Officer, Aviva
                                                                   Investors

Field, Richard        No.1 Poultry,              Executive         Chief Risk Officer,United Kingdom
Julian                London EC2R 8EJ            Aviva Investors


Hibbert, Christopher  No.1 Poultry,              Executive         Transformation     United Kingdom
James                 London EC2R 8EJ                              Director, Aviva
                                                                   Investors


O'Brien, Patrick      215 10th Street           Executive          Chief Executive-   United States
Joseph                Suite 1000                                   Americas and Asia
                      Des Moines, IA 50309                         Pacific, Aviva
                                                                   Investors

Parthenay, Heneg      No.1 Poultry,              Executive         Strategic and      France
                      London EC2R 8EJ                              M&A Director,
                                                                   Aviva Investors

Womack, Ian Bryan     No.1 Poultry,              Executive         Chief Executive-   United Kingdom
                      London EC2R 8EJ                              Global Real Estate,
                                                                   Aviva Investors





AVIVA GROUP HOLDINGS LIMITED

                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------

Lister, John Robert   St Helen's,                 Director         Group Chief        United Kingdom
                      1 Undershaft,                                Risk & Capital
                      London EC3P 3DQ                              Officer

Regan, Patrick        St Helen's,                 Director         Group Chief        United Kingdom
Charles               1 Undershaft,                                Financial Officer
                      London EC3P 3DQ


AVIVA PLC
                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------

Barker, Glyn          St Helen's,                 Non exec.        Non exec.          United Kingdom
                      1 Undershaft,               Director         Director
                      London EC3P 3DQ

Hawker, Michael John  St Helen's,                 Non exec.        Non exec.          Australia
                      1 Undershaft,               Director         Director
                      London EC3P 3DQ
                                                                                      United States/
Huey Evans, Gay       St Helen's,                 Non exec.        Non exec.          United Kingdom
                      1 Undershaft,               Director         Director
                      London EC3P 3DQ

McFarlane, John       St Helen's,                 Non exec.        Non exec.          United Kingdom/Australia
                      1 Undershaft,               Chairman         Chairman
                      London EC3P 3DQ

Montague, Adrian      St Helen's,                 Senior           Senior             United Kingdom
Alastair              1 Undershaft,               Independent      Independent
                      London EC3P 3DQ             Director         Director

Regan, Patrick        St Helen's,                 Executive        Group Chief        United Kingdom
Charles               1 Undershaft,               Director         Financial Officer
                      London EC3P 3DQ

Stein, Robert William St Helen's,                 Non exec.        Non exec.          United States
                      1 Undershaft,               Director         Director
                      London EC3P 3DQ

Wheway, Jonathan      St Helen's,                 Non exec.        Non exec.          United Kingdom
Scott                 1 Undershaft,               Director         Director
                      London EC3P 3DQ

Wilson, Mark Andrew   St Helen's,                 Director         Group Chief        New Zealand
                      1 Undershaft,                                Executive Officer
                      London EC3P 3DQ

Amin, Nick            St Helen's,                 Executive        Group              United Kingdom
                      1 Undershaft,               Committee Member Transformation
                      London EC3P 3DQ                              Director


                                                                   PRESENT
                                                                   PRINCIPAL
                                                 BUSINESS          OCCUPATION OR
NAME                  BUSINESS ADDRESS           ACTIVITY          EMPLOYMENT         CITIZENSHIP
------------------    -----------------------    --------------    ---------------    -------------

Barral, David         St Helen's,                 Executive        Chief executive    United Kingdom
                      1 Undershaft,               Committee Member officer, Aviva UK
                      London EC3P 3DQ                              & Ireland Life
                                                                   Insurance

Boyle, Paul           St Helen's,                 Executive        Chief Audit        United Kingdom
                      1 Undershaft,               Committee Member Officer
                      London EC3P 3DQ

Cooper, Kirstine Ann  St Helen's,                 Executive        Group General      United Kingdom
                      1 Undershaft,               Committee Member Counsel &
                      London EC3P 3DQ                              Company Secretary

Deputy, Christine     St Helen's,                 Executive        Group HR Director  United States
                      1 Undershaft,               Committee Member
                      London EC3P 3DQ

Lister, John Robert   St Helen's,                 Executive        Group Chief Risk   United Kingdom
                      1 Undershaft,               Committee Member & Capital Officer
                      London EC3P 3DQ

Mackenzie, Amanda     St Helen's,                 Executive        Chief marketing    United Kingdom
Felicity              1 Undershaft,               Committee Member and communications
                      London EC3P 3DQ                              officer

McMillan,             St Helen's,                 Executive        Chief Executive    United Kingdom
David John Ramsay     1 Undershaft,               Committee Member Officer, Aviva
                      London EC3P 3DQ                              Europe


Riley, Cathryn        St Helen's,                 Executive        Chief              United Kingdom
Elizabeth             1 Undershaft,               Committee Member Operations Officer
                      London EC3P 3DQ

Seng, Khor Hock       6 Temasek Blvd, #22-01      Executive        Chief              Malaysia
                      Suntec Tower 4              Committee Member Executive Officer,
                      Singapore 038986            Aviva Asia

Spencer, Robin Lloyd  St Helen's,                 Executive        Chief executive    United Kingdom
                      1 Undershaft,               Committee Member officer, Aviva
                      London EC3P 3DQ                              UK & Ireland
                                                                   General Insurance

Tulloch, Maurice Ewen 2206 Eglinton Avenue East   Executive        Chief Executive    Canada
                      Scarborough, Ontario        Committee Member Officer, Aviva
                      Canada, M1L 4S8                              Canada

Windsor, Jason        St Helen's,                 Executive        Chief strategy &   United Kingdom
                      1 Undershaft,               Committee Member development officer
                      London EC3P 3DQ




